Exhibit 99.1

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Siyata Teams with Synch Communication to Provide Essential

Communication Solutions for First Responders in Israel

Vancouver, BC – October 24, 2023 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, today announced that it is partnering with Synch Communication (“Synch”) to provide essential communication solutions for first responders in Israel. The arrangement integrates the Synch application for communication, command, and control with Siyata’s SD7 handsets to enhance the capabilities of Push-to-Talk (PTT) in emergency environments.

Marc Seelenfreund, CEO of Siyata, said, “We are proud to partner with Synch to provide our innovative mission critical push-to-talk SD7 handset with its state-of-the-art command and control platform. With Synch’s robust platform, our handsets, which are well-suited for emergency response, enable instant communication for first responders. Together, our solutions are helping first responders in Israel to do their job more efficiently, and save lives, which is as important now as it has ever been.”

Haim Teichholtz, CEO of Synch, said, “The Synch application for communication, command and control has been proven to enhance productivity, safety and collaboration across large groups with thousands of users simultaneously. We provide one of the best user experiences in the PTT industry, and we are pleased to offer our solutions with Siyata’s rugged handsets. Together, we are providing a premium mission-critical solution for first responders in Israel.”

About Synch

Synch enables teams to perform in perfect synchronization, connecting first line and deskless workers with each other, with groups and with data. We take Push-to-Talk from voice only communications to the next phase as a multi-purpose smart platform for any kind of collaboration and mix it with a state- of-the-art command and control platform.

https://synchapp.io

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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